Exhibit 99.1

The9 Limited Signs Definitive Agreement Regarding Private Placement

Shanghai, China, June 15, 2017 – The9 Limited (the “Company” or “The9”) (NASDAQ: NCTY), an online game operator, today announced that it has entered into a definitive agreement with IE Limited, a company incorporated under the laws of Korea with shares listed on the Korean Securities Dealers Automated Quotations of the Korea Exchange under stock code 023430 (“IE”), for the issuance and sale of 12,500,000 ordinary shares of the Company, each with par value US$0.01, to IE for a total consideration of US$15 million, or US$1.2 per share (the “Transaction”). IE will pay for the consideration with a 14.55% equity interest in its wholly owned subsidiary, Smartposting Co., Ltd. (“Smartposting”), which operates Smartposting, an online marketing platform in Korea. The Company expects that the investment in Smartposting will create synergies between its business and Smartposting’s business.

The completion of the Transaction is subject to customary closing conditions and will take place in two stages, whereby The9 will first deliver its shares to IE, followed by receipt of the consideration from IE within a specified period of time thereafter. Upon The9’s delivery of its shares to IE pursuant to the Transaction, the total number of outstanding shares of the Company will be increased to 67,744,036 shares.

About The9 Limited

The9 Limited is an online game developer and operator in China. The9 develops and/or operates, directly or through its affiliates, its proprietary mobile games and web games, including CrossFire new mobile game, Audition AR and Soul Awake. The9’s joint venture has also obtained an exclusive license for publishing and operating CrossFire 2, which is under development by a third-party game developer, in China. The9 also engages in mobile advertising and mobile app education businesses.

About IE Limited

IE Limited operates an influencer marketing platform and Webtoon game developer. IE seeks to promote marketing solutions with the best return for advertisers and deliver the most enjoyable gaming experience. Based on intelligence generated from its influencer marketing platform, IE Limited develops games in-house and subsequently advertise via the most effective channels on its platform.

About Smartposting

Smartposting is the No. 1 influencer marketing platform in Korea. Smartposting trusts that influencers know their audience best and empowers them to lead the entire process, resulting in highly effective advertising campaigns. Smartposting has an experienced management team and mature in-house technology which enables it to gain valuable customer insights useful for optimizing campaigns.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, statements about the potential transaction may constitute forward-looking statements. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, The9’s ability to license, develop or acquire additional online games that are appealing to users, The9’s ability to anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun

Investor Relations Manager

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

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